Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions)	2009	2008	2007	2006	2005
Consolidated Pretax Income from Continuing Operations	$150	$193	$279	$328	$339
Fixed Charges (per below)	153	158	155	140	119
Distributed Income of Equity Investees	53	–	–	–	–
Interest Capitalized	(1)	(1)	(1)	–	–

Earnings	$355	$350	$433	$468	$458

Interest and Other Financial Charges	$150	$154	$151	$138	$118
Interest Portion of Rental Expense	3	4	4	2	1

Fixed Charges	$153	$158	$155	$140	$119

Ratio of Earnings to Fixed Charges	2.3	2.2	2.8	3.3	3.8